10/26

04045991

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME African Metals Corp.

*CURRENT ADDRESS

**FORMER NAME PROCESSED

NOV 0 9 2004

**NEW ADDRESS B THOMSON FINANCIAL

FILE NO. 82- 1856 FISCAL YEAR 5-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 11/8/04

82-1856

African Metals Corporation

ARIS
5-31-04

2004 ANNUAL REPORT

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, BC, CANADA V6C 2B3
Telephone: (604) 684-4100 Facsimile: (604) 684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5851
Website: www.africanmetals.com E-mail: info@africanmetals.com

Annual Report to Shareholders For the Year Ended May 31, 2004

(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Dear Shareholder:

Introduction

The highlight of the 2004 Fiscal Year of African Metals Corporation (June 1, 2003 to May 31, 2004) was the granting of a 90 day Autorisation d'Exploration on the Kenieba Nord diamond concession to the Company by the Government of Mali, West Africa. A total 12 kimberlite pipes are known to occur within the boundaries, and 7 diamonds ranging from 34 to 232 carats have previously been found in alluvium, or stream deposited sediments, within the Kenieba Nord concession.

In November, 2003, African Metals welcomed Klaus Eckhof to the Company as Director and President. During the year the Company raised $387,280.

Kenieba Nord Concession

On September 2, 2003 African Metals was granted a 90 day Autorisation d'Exploration on the 1063 sq. km. Kenieba Nord concession in western Mali, West Africa. Under the regulations governing the issue of the Autorisation d'Exploration (AE) permit, a Company must complete work within the 90 day time period and submit a report. If the work is considered adequate, the Malian government generally will issue the more permanent Convention d'Etablissement and the Arrete de la Miniere permits.

To satisfy the requirement of the AE the Company initially hired a government agency to compile all of the known information on the concession. The Company also carried out a ground survey, which included ground magnetometer and heavy mineral sampling, over 4 selected areas defined by aeromagnetic anomalies and previously located heavy mineral anomalies. All 4 areas require a follow up survey. On October 14, 2004 the Malian Government gave its authorisation for the preparation of the important Convention d'Etablissement and Arrete de la Miniere permits for the Company.

The Kenieba Nord diamond concession covers 12 known kimberlites. Diamonds have been discovered in 5 of these kimberlites. Diamonds of 0.08, 0.44, 0.80 and 6.01 carats have been found in the North Cirque kimberlite, and 15 microdiamonds have been found in Pipe 117.

The kimberlites range in size from 0.2 to 44 hectares. Some have had relatively little work done on them. In addition, 7 diamonds, ranging in size from 34 to 232 carats, have been found in alluvium or stream deposited sediments within the concession.

Kenieba Sud Concession

In December, 2002 African Metals was granted a 90 day Autorisation d'Exploration on the 2352 sq. km. Kenieba Sud concession. The required work was completed and reports submitted.

The Kenieba Sud concession covers 3 known kimberlites and 5 areas where diamonds have been found in alluvium. African Metals is still awaiting the granting of the next permits for this concession.

Comifa Concession

The company was planning a program on the Kofeba concession, but when the Comifa concession became available, attention was diverted to the Comifa. A program on the Comifa concession has been completed, and the Company will be releasing the results after processing. The Kofeba concession is being dropped.

Future Work

Once the permits have been prepared and signed, the Company plans a 2-part program on the Kenieba Nord concession. The first part will consist of fully testing the known kimberlites for diamonds and diamond indicator minerals, and the second part will consist of a search for new kimberlites and the source of the alluvial diamonds.

The Exploration Team

Planning for and supervision of the projects is carried out by Mamadou Keita, M.Sc. Geo., Willis W. Osborne M.Sc. Geo., and Carl G. Verley, P. Geo. Mr. Carl G. Verley, P. Geo. Is the Independent Qualified Person under National Instrument 43-101.

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

Annual Report to Shareholders For the Year Ended May 31, 2004

(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Corporate

One year ago, Klaus Eckhof joined the Board of Directors and assumed the role of President. Willis W. Osborne resigned as President to become Chief Executive Officer.

Overview of Performance

The company's total assets during the fiscal year increased by $186,540 mainly as the result of an increase of $81,136 in current assets and $111,102 for mineral properties. The working capital surplus of $143,376 increased by $84,007 as a result of an increase in cash and prepaid expenses. The loss for the year ended May 31, 2004 was $243,008, or 0.02 per share, compared to $149,610, or 0.01 per share, in 2003.

Results of Operations

The Company's operations consist of the exploration and development of mineral properties in Mali as well as running administrative offices in Canada and Mali. Administration costs increased by $79,037 from 2003 to $188,013 in 2004 as a result of opening an office in Mali in 2003 as well as increases in accounting, investor relations and promotion.

Summary of Quarterly Results

Selected financial information for each of the last four quarters of fiscal 2004 and each of the last four quarters of fiscal 2003 is as follows:

Quarter	Revenue	Net (loss)	Net (loss) per share
2004 4th Q	$ -	$ 134,847	$ 0.01
2004 3rd Q	$ -	$ 51,997	$ 0.004
2004 2nd Q	$ -	$ 35,631	$ 0.003
2004 1st Q	$ -	$ 20,533	$ 0.001
2003 4th Q	$ -	$ 82,027	$ 0.007
2003 3rd Q	$ -	$ 24,656	$ 0.006
2003 2nd Q	$ -	$ 20,521	$ 0.003
2003 1st Q	$ -	$ 22,406	$ 0.001

Liquidity and Capital Resources

During the course of Fiscal year 2004 African Metals raised a total of $387,280. The Company raised 300,000 through a private placement of 1,000,000 units at $0.30 per unit. Each unit consisted of a share and one half of a share-purchase warrant. With each warrant the holder can acquire one share of the Company at $0.40 on or before November 5, 2004. A total of $40,800 was raised through the exercise of 136,000 warrants at $0.30, and a further $46,480 was raised through the exercise of 198,200 options at prices ranging from $0.20 to $0.27.

With the granting of the permits on the Kenieba Nord concession, the Company will need to raise additional funds to start exploration. While the Company has been successful in accessing the equity market in the past, there is no guarantee that this will continue to be available. Management believes it will be able to obtain necessary financing to complete the development and exploration of its projects. The Company holds marketable securities valued at the cost of $46,339.

Investor Relations

Investor Relations activities increased significantly in 2004 from 2003. These services are conducted by Jamie Mathers, who joined the Company in February 2003, and involves liaising with the investment community and communicating with investors and shareholders about the Company's exploration projects and progress.

During the year ended May 31, 2004, the Company participated in four (4) investment conferences which included two in Vancouver and one each in Calgary and Toronto, and subsequent to year-end, conferences in New York and Vancouver. The current program in investor relations will continue in Fiscal Year 2005. Information on the Company can be viewed on our website at www.africanmetals.com

"Signed"

Willis W. Osborne
CEO & Director

AFRICAN METALS CORPORATION

FINANCIAL STATEMENTS

MAY 31, 2004

(MAY 31, 2003)

AFRICAN METALS CORPORATION

INDEX TO THE FINANCIAL STATEMENTS

MAY 31, 2004

(MAY 31, 2003)

CONTENTS	**PAGE**

CERTIFIED GENERAL ACCOUNTANTS

JONES RICHARDS & COMPANY

Jack W. Lazareff   Deborah E. Graystone
Kean J. Kwan

AUDITORS' REPORT

To the Shareholders of
African Metals Corporation

We have audited the balance sheets of African Metals Corporation as at May 31, 2004 and May 31, 2003, the statements of operations and deficit, the statements of cash flows, and the schedules of deferred exploration and development costs for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2004 and May 31, 2003, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Jones, Richards & Company"

CERTIFIED GENERAL ACCOUNTANTS

Vancouver, British Columbia
September 1, 2004

900 – 1200 Burrard Street, Vancouver, B.C. V6Z 2C7
TEL: 604 688-1910 FAX: 604 682-2368 WEB: www.jonesrichards.com
*PROFESSIONAL CORPORATIONS

AFRICAN METALS CORPORATION
BALANCE SHEET
MAY 31, 2004
(With comparative audited consolidated figures for May 31, 2003)

	2004	2003 (Note 16)
ASSETS		
Current Assets		
Cash	$ 86,606	$ 50,852
Marketable securities (Notes 2 and 5)	46,339	46,339
Accounts receivable	12,573	578
Goods and services tax recoverable	3,471	1,282
Due from related party (Note 6)	6,539	-
Prepaid expenses	29,835	5,176
	185,363	104,227
Property, Plant and Equipment (Notes 2 and 7)	2,289	1,300
Mineral Properties, including deferred costs (Notes 2 and 8)	196,325	91,910
	$ 383,977	$ 197,437
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 37,076	$ 37,789
Corporation capital tax payable	-	6,653
Due to related parties (Note 9)	4,911	416
	41,987	44,858
SHAREHOLDERS' EQUITY		
Share Capital (Note 10)	8,931,520	8,544,240
Contributed Surplus	948,539	900,000
Share Subscription Advances	2,500	5,900
Deficit	(9,540,569)	(9,297,561)
	341,990	152,579
	$ 383,977	$ 197,437

Approved on Behalf of the Board:

"Willis W. Osborne"
Director

"Michael F. Bolton"
Director

The accompanying notes are an integral part of these financial statements.

AFRICAN METALS CORPORATION
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE YEAR ENDED MAY 31, 2004
(With comparative audited consolidated figures for the year ended May 31, 2003)

	2004	2003 (Note 16)
ADMINISTRATION COSTS:		
Accounting and audit	$ 38,731	$ 18,053
Amortization	390	230
Bank charges	1,413	748
Commissions	-	195
Consulting	16,828	10,313
Investor relations	14,400	5,400
Management fees	20,250	18,000
Office and miscellaneous	18,914	11,506
Legal	2,769	2,355
Rent	15,190	15,239
Shareholder relations	5,472	5,620
Stock exchange filing fees	10,260	7,474
Telephone	3,047	1,073
Transfer agent	4,502	3,737
Travel and promotion	35,847	9,033
LOSS BEFORE OTHER ITEMS	188,013	108,976
OTHER ITEMS:		
Gain on disposal of marketable securities	-	(2,894)
Interest income	(231)	(112)
Loss on write-down and write-off of mineral properties	6,687	36,987
Corporation capital taxes	-	6,653
Stock-based compensation	48,539	-
NET LOSS FOR THE YEAR	243,008	149,610
DEFICIT, BEGINNING OF YEAR	9,297,561	9,147,951
DEFICIT, END OF YEAR	$ 9,540,569	$ 9,297,561
Loss per share	$ (0.02)	$ (0.01)

AFRICAN METALS CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MAY 31, 2004
(With comparative audited consolidated figures for the year ended May 31, 2003)

	2004	2003 (Note 16)
OPERATING ACTIVITIES:		
Net loss for the year	$ (243,008)	$ (149,610)
Adjustments:		
Amortization	390	230
Gain on disposal of marketable securities	-	(2,894)
Loss on write-down and write-off of mineral properties	6,687	36,987
Stock-based compensation	48,539	-
	(187,392)	(115,287)
Changes in non-cash working capital items:		
Accounts receivable	(11,995)	57
Goods and services tax receivable	(2,189)	(369)
Due from related party	(6,539)	-
Prepaid expenses	(24,659)	3,250
Accounts payable and accrued liabilities	(713)	24,973
Corporation capital tax payable	(6,653)	6,653
Due to related parties	4,495	(8,872)
	(235,645)	(89,595)
FINANCING ACTIVITIES:		
Issue of share capital for cash	383,880	228,050
Share subscription advances	-	3,400
	383,880	231,450
INVESTING ACTIVITIES:		
Proceeds on disposal of marketable securities	-	5,665
Acquisition costs of property, plant and equipment	(1,532)	(1,530)
Acquisition costs of mineral properties	(1,800)	(21,471)
Deferred exploration and development costs, net of amortization	(109,149)	(83,846)
	(112,481)	(101,182)
INCREASE IN CASH	35,754	40,673
CASH, BEGINNING OF YEAR	50,852	10,179
CASH, END OF YEAR	$ 86,606	$ 50,852

SUPPLEMENTAL CASH FLOW INFORMATION (Note 14)

AFRICAN METALS CORPORATION
SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE YEAR ENDED MAY 31, 2004
(With comparative audited consolidated figures for the year ended May 31, 2003)

	Mali Properties	
	2004	2003
EXPLORATION AND DEVELOPMENT COSTS:		
Amortization	$ 153	$ -
Drilling, reclamation and assays	36,615	12,124
Exploration survey	20,388	59,128
Office, consulting and travel	52,146	12,594
TOTAL COSTS INCURRED DURING THE YEAR	109,302	83,846
BALANCE OF COSTS AT BEGINNING OF YEAR	75,698	12,219
Write-down of capitalized costs	(3,185)	(20,367)
BALANCE OF COSTS AT END OF YEAR	$ 181,815	$ 75,698

The accompanying notes are an integral part of these financial statements.

AFRICAN METALS CORPORATION
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2004
(MAY 31, 2003)

1. NATURE OF BUSINESS AND OPERATIONS

African Metals Corporation (the "Company") is a Yukon registered company. Its principal business activities are the exploration and development of minerals properties located in Africa.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production.

The rights to explore for and mine minerals in Mali are granted under a succession of permits which purport to give the holder the right to renewal and a succeeding permit, however, there is considerable discretion left to the relevant government authority and such authority may refuse to renew a permit or grant a succeeding permit to a holder of a permit and the holder may be without remedy. The permits which the Company has an interest in state expressly that they do not constitute a right of acquisition to the holder and consequently the Company presently has no title to these properties. However, the Company accounts for these properties on the basis that the title will be obtained.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Deferred Costs

The Company is in the exploration stage with respect to its investment in natural resource properties and accordingly follows the practice of capitalizing all costs related to the exploration project, until such time as the project is put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral properties are abandoned, the related capitalized costs are written-off to deficit.

b. Option Payments

Payments on mineral property Option Agreements are made at the discretion of the Company, and accordingly, are accounted for on a cash basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

c. Values

The amounts shown for the mineral properties and deferred costs, represent costs to date and are not intended to reflect present or future values.

d. Marketable Securities

Marketable securities are valued at the lower of cost or market value. Marketable securities are recorded at cost if their decline in market value is considered temporary.

e. Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated amortization. Amortization is calculated at the following annual rates:

Equipment	20%	Declining balance
Computer	30%	Declining balance

In the year of acquisition, amortization is recorded at one-half the normal rate.

f. Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future income tax assets and liabilities, attributable to temporary timing differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax basis and operating loss carry forwards are measured using enacted or substantially enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted. A valuation allowance is recorded for the portion of the future tax assets for which the Company does not consider it more likely than not that the asset will be realized.

g. Loss per Share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

g. Loss per Share (Continued)

Existing stock options and share purchase warrants have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share are the same.

h. Stock-based Compensation

The Company has adopted an incentive stock option plan which is described in Note 10.

Effective June 1, 2002, the Company had adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, to be applied prospectively.

Under the new recommendations, all stock-based awards made to non-employees are measured and recognized using the fair-value method. The standard also encouraged the use of the fair-value method for all awards granted to employees, but only required the use of a fair-value method for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets made to employees. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to, or has the practice of settling in cash are recorded as liabilities. Effective for the fiscal year commencing June 1, 2003, the Company has adopted the fair-value method for all stock-based compensation to employees and consultants, to be applied on a prospective basis.

i. Translation of Foreign Currencies

Foreign currencies have been translated into Canadian funds using the temporal method as follows:

i. Monetary items at the rate of exchange prevailing as at the balance sheet date.
ii. Non-monetary items, at the historical rate of exchange.
iii. Deferred exploration, development and administration costs at the period average in which transactions occurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

j. Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Actual results may differ from those estimates.

3. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, accounts receivable, amounts due from related party, accounts payable and accrued liabilities, and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

4. PRINCIPLES OF CONSOLIDATION

The consolidated financial statements for the year ended May 31, 2003 include the accounts of the Company's former subsidiaries as follows:

Company	Incorporated in	Percentage of Ownership
Nkroful Mining Limited	Ghana	85%
Union Mining Limited	Ireland	100%

By a Memorandum of Agreement dated June 29, 2001 with the Prospect Settlement of Monaco, effective September 12, 2002, the Company sold all of its right, title and ownership in its 100% interest in Union Mining Limited ("Union") and its 85% interest in Nkroful Mining Limited ("Nkroful") for consideration of 1,500,000 shares of the Company's capital stock which was returned to treasury.

At the date of disposition, the net assets and gain on sale of subsidiaries were as follows:

Property, Plant and Equipment	$ 224,588
Mineral Properties	1
Current Liabilities	(14,589)
Net Assets	210,000
Proceeds of disposition	(210,000)
Gain on sale of subsidiaries	$ -

5. MARKETABLE SECURITIES

	2004	2003
Great Quest Metals Ltd. – 286,250 (2003 – 286,250) shares (market value - $157,438; 2003 - $140,263)	$ 43,101	$ 43,101
La Plata Gold Corporation – 4,047 (2003 - 4,047) shares (market value - $6,953; 2003 - $4,978)	3,238	3,238
	$ 46,339	$ 46,339

6. DUE FROM RELATED PARTY

Amounts due from a corporation related by virtue of common Directors are unsecured, non-interest bearing and have no specific terms of repayment. The amounts represent payments of rent and office expenses made on behalf of the corporation controlled by common Directors.

7. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	2004 Net Book Value	2003 Net Book Value
Equipment	$ 1,532	$ 153	$ 1,379	$ -
Computer	1,530	620	910	1,300
	$ 3,062	$ 773	$ 2,289	$ 1,300

8. MINERAL PROPERTIES

	2004			
	Acquisition Costs	Deferred Exploration and Development Costs	Write-down Of Capitalized Costs	Total
a. Nkroful Properties	$ -	$ -	$ -	$ -
b. Mali Properties	18,012	185,000	(6,687)	196,325
	$ 18,012	$ 185,000	$ (6,687)	$ 196,325

8. MINERAL PROPERTIES (CONT'D)

	2003			
	Acquisition Costs	Deferred Exploration and Development Costs	Write-down Of Capitalized Costs	Total
a. Nkroful Properties	$ 1	$ -	$ (1)	$ -
b. Mali Properties	32,831	96,065	(36,986)	91,910
	$ 32,832	$ 96,065	$ (36,987)	$ 91,910

a. Nkroful Properties

The Company acquired an 85% interest in two mining leases and a prospecting licence in Southwestern Ghana.

During the year ended May 31, 2002, as the result of an Agreement to sell the Company's right, title and ownership in and to its 100% interest in Union Mining Limited and its 85% interest in Nkroful Mining Limited, including the Nkroful properties described above, the management of the Company resolved to write-down the value of this project to a nominal value.

During the year ended May 31, 2003, the project was further written-down and included in gain on sale of subsidiaries as described in Note 4.

b. Mali Properties

	2004			
	Acquisition Costs	Deferred Exploration and Development Costs	Write-down Of Capitalized Costs	Total
i. Lenguekoto Concession	$ -	$ -	$ -	$ -
ii. Kofeba Concession	3,502	3,185	(6,687)	-
iii. Kenieba Sud Concession	12,710	125,573	-	138,283
iv. Kenieba Nord Concession	1,800	56,242	-	58,042
	$ 18,012	$ 185,000	$ (6,687)	$ 196,325

8. MINERAL PROPERTIES (CONT'D)

b. Mali Properties (Continued)

	2003			
	Acquisition Costs	Deferred Exploration and Development Costs	Write-down Of Capitalized Costs	Total
i. Lenguekoto Concession	$ 16,619	$ 20,367	$ (36,986)	$ -
ii. Kofeba Concession	3,502	2,855	-	6,357
iii. Kenieba Sud Concession	12,710	72,843	-	85,553
iv. Kenieba Nord Concession	-	-	-	-
	$ 32,831	$ 96,065	$ (36,986)	$ 91,910

i. Lenguekoto Concession

By a Memorandum of Agreement dated January 15, 2002, the Company acquired the right to earn a 95% interest (subject to a 1% net smelter returns royalty ("NSR")) in a mineral concession located in Mali for consideration of $107,000 cash (of which $16,619 was paid), payable in instalments over the period ended December 31, 2005.

During the year ended May 31, 2003, the management of the Company resolved to abandon this property, and accordingly, the related capital costs were written-off to deficit.

ii. Kofeba Concession

In the prior year, the Company entered into an option agreement to acquire a 95% interest (subject to a 1% NSR) in a total of three concessions in southwestern Mali. The Company paid to the owners a total of 1,500,000 FCFA (approximately $3,502) on signing the option agreement and agreed to make additional payments to the owners totalling 52,500,000 FCFA (approximately $127,000) over a period of 6 to 7 years.

During the current year, the management of the Company resolved to abandon this property, and accordingly, the related capitalized costs have been written-off to deficit.

iii. Kenieba Sud Concession

In the prior year, the Company was granted a 90 day Autorisation d'Exploration on the Kenieba Sud Concession located in western Mali. The Company paid the acquisition costs of US$8,200 (approximately $12,710).

iv. Kenieba Nord Concession

During the current year, the Company was granted a 90 day Autorisation d'Exploration on the Kenieba Nord Concession located in western Mali. The Company paid the acquisition costs of FCFA 750,000 (approximately $1,800).

9. DUE TO RELATED PARTIES

Amounts due to a Director of the Company and a corporation controlled by a Director are unsecured, non-interest bearing and have no specific terms of repayment.

10. SHARE CAPITAL

The authorized share capital of the Company consists of unlimited shares without par value.

The Company has issued shares of its capital stock as follows:

	2004		2003	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of year	12,260,420	$ 8,544,240	12,508,620	$ 9,393,550
Issued during the year for:				
Cash	1,321,607	383,880	1,115,800	228,050
Share subscription advances	12,593	3,400	136,000	32,640
Shares cancelled	-	-	(1,500,000)	(1,110,000)
Balance, end of year	13,594,620	$ 8,931,520	12,260,420	$ 8,544,240

Transactions for the Issue of Share Capital
<u>During the Year Ended May 31, 2004:</u>

a. *The Company issued 198,200 shares for the exercise of stock options as follows:* 93,000 shares at a price of $0.20 per share for a total consideration of $18,600; 26,200 shares at a price of $0.25 per share for a total consideration of $6,550; and 79,000 shares at a price of $0.27 per share for a total consideration of $21,330, of which $3,400 was received prior to May 31, 2003.

b. The Company issued 136,000 shares for the exercise of warrants at a price of $0.30 per share for a total consideration of $40,800.

c. The Company completed a Private Placement financing consisting of 1,000,000 units at a price of $0.30 per unit for a total consideration of $300,000. Each unit consists of one share and one-half of a non-transferable share purchase warrant. Each full share purchase warrant is exercisable to acquire one additional share at a price of $0.40 per share on or before November 5, 2004.

10. SHARE CAPITAL (CONT'D)

Transactions for the Issue of Share Capital
<u>During the Year Ended May 31, 2003:</u>

a. The Company issued 115,800 shares for the exercise of stock options as follows: 18,000 shares at a price of $0.20 per share for a total consideration of $3,600; and 97,800 shares at a price of $0.25 per share for a total consideration of $24,450.

b. The Company completed a Private Placement financing consisting of 136,000 units at a price of $0.24 per unit for a total consideration of $32,640 which was received prior to May 31, 2003. Each unit consisted of one share and one non-transferable share purchase warrant. Each share purchase warrant was exercisable to acquire one additional share at a price of $0.30 per share on or before April 3, 2004.

c. The Company cancelled 1,500,000 shares with an assigned value of $0.74 per share and a cost of $0.14 per share. The excess of the assigned value of the shares over cost was credited to contributed surplus.

d. The Company completed a Private Placement financing consisting of 1,000,000 units at a price of $0.20 per unit for a total consideration of $200,000. Each unit consisted of one share and one-half of a non-transferable share purchase warrant. Each full share purchase warrant is exercisable to acquire one additional share at a price of $0.25 per share on or before December 20, 2004.

<u>Stock Options:</u>

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 1,239,962. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan *will not be less than the market price of the common shares* (defined as the last closing market price of the Company's shares immediately preceding the issuance of a news release announcing the granting of the options), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange.

10. SHARE CAPITAL (CONT'D)

Stock Options (Continued):

A summary of the status of the Company's stock options outstanding as of May 31, 2004 and 2003 and changes during the years then ended is as follows:

	2004		2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	1,047,700	$ 0.23	776,000	$ 0.22
Granted	340,000	0.44	460,000	0.25
Exercised	(198,200)	(0.23)	(115,800)	(0.24)
Forfeited/cancelled	(41,000)	(0.20)	(72,500)	(0.20)
Options outstanding, end of year	1,148,500	$ 0.29	1,047,700	$ 0.23

At May 31, 2004, the Company had outstanding stock options exercisable to acquire 1,148,500 shares as follows:

Shares	Exercise Price	Expiry Date
347,500	$ 0.20	January 26, 2005
110,000	$ 0.25	July 13, 2006
221,000	$ 0.27	June 26, 2007
130,000	$ 0.20	December 23, 2007
60,000 *	$0.40	July 24, 2008
80,000	$0.40	August 8, 2008
200,000	$0.47	November 28, 2008
1,148,500		

* 30,000 stock options were subsequently cancelled.

The following table summarizes information about the stock options outstanding and exercisable at May 31, 2004:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
0.20	477,500	1.45	0.20
0.25	110,000	2.12	0.25
0.27	221,000	3.07	0.27
0.40	140,000	4.21	0.40
0.47	200,000	4.50	0.47
	1,148,500	2.69	0.29

10. SHARE CAPITAL (CONT'D)

Stock Options (Continued):

Effective June 1, 2003, the Company adopted the fair value method of accounting for stock-based compensation awards to be applied on a prospective basis. Accordingly, no compensation expense has been recognized in the statement of operations for stock options granted during the year ended May 31, 2003. Had the fair value method of accounting been applied on a retroactive basis, net loss and loss per share for the year ended May 31, 2003 would have been the amounts shown below.

Net loss for the year May 31, 2003	$ 149,610
Unrecorded stock option compensation adjustment	16,006
Pro-forma net loss for the year May 31, 2003	$ 165,616
Pro-forma loss per share	$ (0.01)

The fair values of options vested during the year ended May 31, 2004 was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	27.70%
Risk-free interest rate	3.96%
Expected life	4.96 years
Expected dividend yield	0%

Warrants:

At May 31, 2004, the Company had outstanding share purchase warrants exercisable to acquire 1,000,000 shares as follows:

Number	Exercise Price	Expiry Date
500,000	$ 0.25	December 20, 2004
500,000	$ 0.40	November 5, 2004
1,000,000		

11. RELATED PARTY TRANSACTIONS

a. Management fees totalling $20,250 (2003 - $18,000) were paid to a corporation controlled by a Director (former President of the Company).

b. Exploration costs totalling $15,063 (2003 - $Nil) was incurred with a Director of the Company.

c. Rent, office services and exploration costs totalling $31,098 (2003 - $18,473) were incurred with a corporation related by virtue of common Directors.

The above transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

12. INCOME TAX

There was no income tax expense or recovery for 2004 or 2003.

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of $839,069 will expire as follows:

2006	$ 47,896
2007	291,756
2008	72,221
2009	75,978
2010	115,287
2011	235,931
	$ 839,069

The Company has unclaimed resource and other deductions in the amount of $2,061,239 which can be applied, subject to certain restrictions, against future taxable income.

The potential for future tax benefits which may result from the application of these available losses and deductions has not been recognized in the financial statements as there realization is uncertain.

13. SEGMENTED INFORMATION

The Company's activities are in the one industry segment of mineral property acquisition, exploration and development.

Property, plant and equipment by geographical segment is as follows:

	Mali	Canada	Total
May 31, 2004			
Property, plant and equipment	$ 1,379	$ 910	$ 2,289
Mineral properties, including deferred costs	196,325	-	196,325
	$ 197,704	$ 910	$ 198,614

	Mali	Canada	Total
May 31, 2003			
Property, plant and equipment	$ -	$ 1,300	$ 1,300
Mineral properties, including deferred costs	91,910	-	91,910
	$ 91,910	$ 1,300	$ 93,210

AFRICAN METALS CORPORATION
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2004
(MAY 31, 2003)

14. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the years ended May 31, 2004 and 2003 as follows:

	2004	2003
Non-cash financing activities:		
Share capital issued for:		
Share subscription advances	$ 3,400	$ 32,640
Cancellation of shares	-	(1,110,000)
Contributed surplus	-	900,000
	$ 3,400	$ (177,360)
Non-cash investing activities:		
Deferred exploration and development costs, net of amortization	$ (153)	$ -
Proceeds on disposal of investments	-	210,000
Net assets disposed of on sale of investments	-	(210,000)
	$ (153)	$ -

15. SUBSEQUENT EVENTS

The Company was granted a 90 day Autorisation d'Exploration on the Cornifa Concession, located in western Mali, West Africa.

16. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's financial statement presentation.

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

CORPORATION INFORMATION

(As at October 13, 2004)

Corporate Office:	Suite 515, 475 Howe Street Vancouver, British Columbia, Canada V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854 Website: www.africanmetals.com Email Address: info@africanmetals.com
Directors & Officers:	Mr. Klaus Eckhof, President & Director Mr. Willis W. Osborne, CEO & Director Mr. Michael F. Bolton, Director Mr. Mamadou Keita, Director Mr. Franklin Russell, Director Ms. Jennifer Nestoruk, Corporate Secretary
Stock Exchange Listing:	TSX Venture Exchange (TSX-V) Trading Symbol "AFR"
Transfer Agent & Registrar:	Computershare Trust Company of Canada 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9
Share Capital:	Authorized: Unlimited Issued: 13,594,620 Options: 1,148,500 Warrants 1,000,000 Fully Diluted 15,743,120 12g3-2(b) Exemption #82-1856 Standard & Poor's Listed United States Securities & Exchange Commission Form 20-F File No. 0-29588
Legal Counsel:	DuMoulin Black 10th Floor, 595 Howe Street Vancouver, British Columbia, Canada V6C 2T5
Registered & Records Office:	Campion MacDonald Suite 200 Financial Plaza, 204 Lambert Street Whitehorse, Yukon, Canada Y1A 3T2
Auditor:	Jones Richards & Company Suite 900, 1200 Burrard Street Vancouver, British Columbia, Canada V6Z 2C7

PRINTED IN CANADA

AFRICAN METALS CORPORATION

Suite 515 – 475 Howe Street
Vancouver, BC V6C 2B3

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual and special meeting of the shareholders of African Metals Corporation (the "Corporation") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on November 23, 2004 at the hour of 2:00 P.M., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors to the shareholders and the financial statements of the Corporation together with the auditor's report thereon for the financial year ended May 31, 2004.

2. To fix the number of directors at five (5).

3. To elect directors for the ensuing year.

4. To appoint the auditor for the ensuing year.

5. To authorize the directors to fix the remuneration to be paid to the auditor.

6. To consider and, if thought fit, to pass a special resolution approving a continuation of the Corporation to British Columbia and adoption of a Notice of Articles and new Articles.

7. To approve the number of shares under the Stock Option Plan described in the Information Circular.

8. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

TAKE NOTICE that pursuant to the *Business Corporations Act* (Yukon Territory), holders of common shares of the Corporation may at or before the Meeting give the Corporation written notice of dissent with respect to the Continuation Resolution, and subject to compliance with Section 193 of the *Business Corporations Act* (Yukon Territory), require the Corporation to pay such holders the fair market value of the holders' shares in accordance with Section 193 of the *Business Corporations Act* (Yukon Territory). Further particulars of holders' rights of dissent are set out in the accompanying Information Circular.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 13th day of October, 2004.

BY ORDER OF THE BOARD

"Willis W. Osborne"

Willis W. Osborne, CEO and Director

AFRICAN METALS CORPORATION
Suite 515 – 475 Howe Street
Vancouver, BC V6C 2B3

INFORMATION CIRCULAR

(As at October 13, 2004)

The Corporation is providing this information circular and a form of proxy in connection with management's solicitation of proxies for use at the annual and special meeting (the "Meeting") of the Corporation to be held on November 23, 2004 and at any adjournments. Unless the context otherwise required, when we refer in this information circular to the Corporation, its subsidiaries are also included. The Corporation will conduct its solicitation by mail and officers and employees of the Corporation may, without receiving special compensation, also telephone or make other personal contact. The Corporation will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Corporation (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the corporate offices of the Corporation at Suite 515, 475 Howe Street, Vancouver, British Columbia, V6C 2B3, not later than forty-eight (48) hours, excluding

Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Corporation as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Corporation has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a company, a company under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Corporation, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of common shares without par or nominal value (the "common shares" or the "shares"), of which 13,594,627 common shares are issued and outstanding as at October 13, 2004. Persons who are registered shareholders at the close of business on October 13, 2004 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held. The Corporation has only one class of shares. All matters presented to the meeting require approval by a simple majority of the votes cast at the meeting.

To the knowledge of the Directors and officers of the Corporation, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Corporation, except the following:

ELECTION OF DIRECTORS

The Directors of the Corporation are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Member approval will be sought to fix the number of directors of the Corporation at five (5).

The Corporation is required to have an audit committee. Members of this committee are as set out below.

Management of the Corporation proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees is as follows:

Name, Jurisdiction of Residence and Position	*Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years*	*Previous Service as a Director*	*Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed*(2)
Michael F. Bolton(1) West Vancouver, BC Director	President of: Douglas Power Equipment Ltd. (1977 to present)	Since July 2001	55,503 common shares(3)
Klaus Eckhof Trigg, Australia President and Director	President of: Equs Ltd. and Lakota Resources President & Director of: Lalo Ventures Ltd.	Since November 2003	Nil
Mahamadou Keita Mali, West Africa Vice President of Exploration and Director	Director of Great Quest Metals Geologist Consultant	Since February 2003	Nil
Willis W. Osborne(1) Vancouver, BC CEO and Director	Independent Management and Geological Consultant (1987 to present)	Since May 1980	425,473 common shares(4)
Franklin Russell(1) Accra, Ghana Director	Managing Director of Valico Ltd. (a manufacturing company of Accra, Ghana) (1985 to present)	Since September 1997	254,560 common shares

(1) Member of the audit committee.
(2) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at September 14, 2004, based upon information furnished to the Corporation by individual directors. Unless otherwise indicated, such shares are held directly.
(3) Of these shares 2,344 are held indirectly in the name of FD Bolton Services Ltd., a private company wholly owned by Michael F. Bolton.
(4) Of these shares 340,084 are held indirectly in the name of Swiftcurrent Ventures Ltd., a private company wholly owned by Willis W. Osborne.

No proposed director:

(a) is, as at the date of the information circular, or has been, within 10 years before the date of the information circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity,

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules (the "Rules") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at May 31, 2004 and the other three most highly compensated executive officers of the Corporation as at May 31, 2004 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs") and for the purpose of the Business Corporations Act (Yukon) $40,000 including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year.

Summary Compensation Table

NEO Name and Principal Position	Year	Annual Compensation: Salary ($)	Annual Compensation: Bonus ($)	Annual Compensation: Other Annual Compensation ($)	Long Term Compensation – Awards: Securities Under Option/ SAR's Granted (#)	Long Term Compensation – Awards: Shares/Units Subject to Resale Restrictions ($)	Long Term Compensation – Payouts: LTIP Payouts ($)	All Other Compensation ($)
Willis W. Osborne CEO and CFO	2004	$20,250	Nil	Nil	Nil	Nil	Nil	Nil
	2003	$18,000	Nil	Nil	220,000①	Nil	Nil	Nil
	2002	$18,000	Nil	Nil	200,000①	Nil	Nil	Nil

① Held by Swiftcurrent Ventures Ltd., a private company wholly owned by Willis W. Osborne.

Long Term Incentive Plan (LTIP) Awards

The Corporation does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Corporation's securities) was paid to the Named Executive Officer(s); directors or officers during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

The following table sets forth stock options granted under the Corporation's Stock Option Plan or otherwise during the most recently completed financial year to each of the Named Executive Officers, directors and officers.

NEO Name	Securities Under Option/SARs Granted (1) (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price (2) ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
Mamadou Keita Vice President of Exploration and Director	80,000	6.45	$0.40	$0.40	August 8, 2008
Klaus Eckhof President and Director	200,000	16.1	$0.47	$0.47	November 28, 2008

(1) These options vest immediately upon granting.
(2) The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the trading price of the common shares of the Company on the TSX Venture Exchange.

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis.

NEO Name	Securities Acquired on Exercise□ (#)	Aggregate Value Realized ① ($)	Unexercised Options/ SAR's at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Financial Year-End ① ($) Exercisable/ Unexercisable
Willis W. Osborne CEO and CFO	97,200	$9,625	131,000	$58,950

□ Dollar value is equal to column (b) times the difference between the market value of the securities underlying the options at exercise or financial year-end, respectively, and the exercise of base price of the options.

□ In compliance with the Business corporations Act (Yukon), the high and low trading price of the Corporation's stock, on the TSX for the 30 days prior to the date of exercise of 39,700 options was$0.39 and $0.52 ; for 28,500 options was $0.48 and $0.73, for 16,500 options was $0.40 and $0.55 and for 12,500 options was $0.40 and $0.63, respectively.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Corporation and its subsidiaries have no written employment contracts with any Named Executive Officer, directors or officers.

The Corporation and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer(s), officers and directors is entitled to receive any compensation to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Corporation or its subsidiaries or a change in responsibilities following a change in control.

Compensation of Directors

The Corporation had no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Corporation or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year.

The Corporation has a stock option plan for the granting of incentive stock options to the officers, employees and Directors. The Corporation did grant stock options in the aggregate of 340,000 shares to the Directors during the most recently completed financial year. The purpose of granting such options is to assist the Corporation in compensating, attracting, retaining and motivating the Directors of the Corporation and to closely align the personal interests of such persons to that of the shareholders.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Corporation's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,148,500	$0.31	Nil
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	2,148,500	$0.31	Nil

INDEBTEDNESS TO CORPORATION OF DIRECTORS, EXECUTIVE OFFICERS AND OFFICERS

There is no indebtedness of any Director, officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Corporation or any of its subsidiaries either pursuant to an employee stock purchase program of the Corporation or otherwise, during the most recently completed financial year.

YUKON BUSINESS CORPORATIONS ACT DISCLOSURE

No directors or officers of the Corporation received individual compensation in excess of $40,000 for services in all capacities of the Corporation or its subsidiaries during the most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person, officer or proposed director of the Corporation and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Corporation.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Jones Richards & Company, Chartered Accountants, of Suite 900, 1200 Burrard Street, Vancouver, British Columbia, as the auditor of the Corporation to hold office for the ensuing year at a remuneration to be fixed by the directors. Jones Richards & Company, Chartered Accountants, was first appointed as auditor on November 25, 1999.

MANAGEMENT CONTRACTS

No management functions of the Corporation are performed to any substantial degree by a person other than the Directors or executive officers of the Corporation.

AUDIT COMMITTEE

Composition of the Audit Committee

The following are the members of the Committee:

Willis W. Osborne	Not independent	Financially literate
Michael Bolton	Independent	Financially literate
Franklin Russell	Independent	Financially literate

As defined by Multilateral Instrument 52-110 ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Corporation's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation's most recently completed financial year has the Corporation relied on the exemption in Section 2.4 of MI 52-110 *(De Minimis Non-audit Services)*, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	*Audit Fees*	*Audit Related Fees*	*Tax Fees*	*All Other Fees*
May 31, 2004	$6,265	$Nil	$2,770	$3,200
May 31, 2003	$6,505	$Nil	$Nil	$3,913

Audit Committee's Charter

See the Charter set forth in Appendix A hereto.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a) Continuation to British Columbia and Adoption of Charter Documents

The Corporation presently exists under the Business Corporations Act (Yukon Territory) (the "Yukon Act"). Management is seeking shareholder approval to continue (the "Continuation") the Corporation to British Columbia under the Business Corporations Act (British Columbia) (the "BC Act") which has been recently adopted in British Columbia.

The BC Act replaced the former Corporation Act (British Columbia) and is designed to provide flexibility and efficiency for British Columbia companies. The BC Act adopts many provisions similar to those

contained in corporate legislation elsewhere in Canada including the Yukon. Management is of the view that the Corporation will achieve efficiencies and cost savings by having its registered and records office in British Columbia. If the Continuation is approved, shareholders will also be approving:

1. the new "Notice of Articles", which are substantially similar to its articles under the Yukon Act and which retain the Corporation's authorized capital of an unlimited number of common shares without par value and unlimited number of preference shares issuable in series; and
2. new articles (the "Articles") under the BC Act which will be substantially similar to its existing by-laws under the Yukon Act save as hereinafter described.

Upon the Continuation, the Yukon Act will cease to apply to the Corporation and the Corporation will thereupon become subject to the BC Act as if it had been originally incorporated as a British Columbia company. The Continuation will not result in any change in the name or business of the Corporation or its assets, liabilities, net worth or management, or have a material adverse effect on its tax position (other than as may apply to Shareholders dissenting to the Continuation Resolution). However, the Continuation will give rise to certain material changes in the corporate laws applicable to the Corporation. See "Comparison between B.C. and Yukon Corporate Law". The Continuation is not a reorganization, amalgamation or merger. Shareholders' shareholdings will not be altered by the Continuation (other than with respect to Shareholders dissenting to the Continuation Resolution).

The proposed Notice of Articles and Articles, which will govern the affairs of the Corporation if the Continuation Resolution is approved by shareholders, are available for viewing by request to the Corporation at Suite 515, 475 Howe Street, Vancouver, British Columbia. Management of the Corporation believes the significant changes are:

1. Authorize the issuance of an unlimited number of preference shares, issuable in series;
2. Directors will be able to approve a change of name of the Corporation without the requirement to obtain shareholder approval;
3. Shareholders' meetings may be held by electronic means;
4. The quorum for Shareholders' meetings is changed from two Shareholders to one Shareholder present in person or represented by proxy; and
5. The chairman of the Shareholders' meeting has a second or casting vote in the event of a tie.
6. Shareholder meetings may, if authorized by directors' resolution, be held in jurisdictions outside British Columbia.

Future Alterations to Notice of Articles, Articles and Share Structure:

If the Special Resolution is passed by shareholders, the Corporation may alter its Notice of Articles, Articles and share structure in the following manner:

1. by directors' resolution or ordinary resolution, in each case as determined by the directors, to
   - (a) create one or more classes or series of shares and, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares and alter the identifying name of any of its shares;

   - (b) establish, increase, reduce or eliminate the maximum number of shares that the Corporation is authorized to issue out of any class or series of shares;
   - (c) if the Corporation is authorized to issue shares of a class of shares with par value, decrease the par value of those shares or if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;
   - (d) change unissued shares with par value into shares without par value or and vice versa or change all or any of its fully paid issued shares with par value into shares without par value;
   - (e) create, attach, vary or delete special rights or restrictions for the shares of any class or series of shares, if none of those shares have been issued;
   - (f) subdivide all or any of its unissued, or fully paid issued, shares; and
   - (g) authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to the Articles are solely within the directors' powers, control or authority.
2. if the BC Act does not specify the type of resolution and the Articles do not specify another type of resolution, by ordinary resolution otherwise alter its shares, authorized share structure or the Articles.

Subject to such changes as required by regulatory authorities or recommended by counsel, Shareholders will be asked at the Meeting to approve the following Special Resolution:

"RESOLVED, as a Special Resolution, that:

1. the Corporation be authorized to prepare a Continuation Application/Notice of Articles respecting the proposed Continuation of the Corporation from the Yukon Territory to British Columbia and that any one director or officer be authorized to do all that is required to complete the Continuation to British Columbia and any one director or officer be authorized to determine the form of such documents required in respect thereof, including any supplements or amendments thereto, including, without limitation, the documents referred to below;
2. the Corporation apply to the Registrar of Corporations (Yukon Territory) to permit such continuation in accordance with section 191 of the Yukon Business Corporations Act;
3. the Corporation apply to the Registrar of Companies to permit such continuation in accordance with section 302 of the BC Act;
4. the Corporation be authorized to undertake and complete the Continuation from Yukon Territory to the Province of British Columbia, pursuant to Section 191 of the Yukon Act and Section 302 of the BC Act;
5. effective on the date of the Continuation, the Corporation adopt the Notice of Articles, authorizing an unlimited number of common shares without par value, and Articles substantially in the forms presented at the Meeting in substitution, respectively, for the existing articles and by-laws of the Corporation;
6. notwithstanding the passage of this special resolution by the shareholders of the Corporation, the board of directors of the Corporation, in their sole discretion and without further notice to or approval of the shareholders of the Corporation, may decide not to

proceed with the Continuation or otherwise give effect to this special resolution, at any time prior to the Continuation becoming effective; and

7. any one or more of the directors and officers of the Corporation be authorized and directed to determine and complete the content and form of documents, perform all such acts, deeds and things and execute, under the seal of the Corporation or otherwise, all such documents and other writings, including forms under the BC Act, as may be required to give effect to the true intent of this resolution."

The Continuation and the Notice of Articles shall take effect immediately on the date and time the Notice of Continuation/Notice of Articles is filed with the Registrar of Companies in British Columbia. The Articles shall have effect immediately upon the completion of the Continuation.

Comparison Between BC and Yukon Corporate Law

The following is a summary only of certain differences between the BC Act, the statute that will govern the corporate affairs of the Corporation upon the Continuation, and the Yukon Act, the statute which currently governs the corporate affairs of the Corporation.

In approving the Continuation, the Shareholders will be approving the adoption of the Notice of Articles and the Articles for the Corporation and will be agreeing to hold securities in a company governed by the BC Act. This Information Circular summarizes some of the differences that could materially affect the rights and obligations of Shareholders after giving effect to the Continuation. In exercising their vote, Shareholders should consider the distinctions between the Yukon Act and the BC Act, only some of which are outlined below.

Notwithstanding the alteration of Shareholders' rights and obligations resulting from the Continuation under the BC Act and adoption of the proposed Articles, the Corporation will still be bound by the rules and policies of the TSX Venture Exchange, the British Columbia Securities Commission and the Alberta Securities Commission, as well as applicable securities legislation.

Nothing that follows should be construed as legal advice to any particular Shareholder, all of whom are advised to consult their own legal advisors respecting all of the implications of the Continuation.

Charter Documents

Under the BC Act, the charter documents consist of a "notice of articles", which sets forth the name of the Corporation and the amount and type of authorized capital, and "articles" (collectively, the "Charter Documents") which govern the management of the Corporation. The notice of articles is filed with the Registrar of Companies and the articles are filed only with the Corporation's registered and records office.

Under the Yukon Act, the Corporation has "articles", which set forth the name of the Corporation and the amount and type of authorized capital, and "bylaws" which govern the management of the Corporation. The articles are filed with the Registrar of Corporations and the bylaws are filed only with the Corporation's registered and records office.

If Shareholders approve the Continuation under the BC Act, the Corporation will have unlimited authorized capital consisting of common shares without par value and preference shares issuable in series. The Continuation to British Columbia and adoption of the new Charter Documents will not result in any

substantive changes to the constitution, powers or management of the Corporation except as previously described.

Amendments to the Charter Documents of the Corporation

The Yukon Act, which currently governs the Corporation, requires a two-thirds majority vote to make substantive changes to the Corporation's charter documents. Any substantive change to the corporate charter of a company under the BC Act, such as an alteration of the restrictions, if any, of the business carried on by a company, a change in the name of a company or an increase or reduction of the authorized capital of a company requires a special resolution passed by:

a. the majority of votes that the articles of the company specify is required for the company to pass a special resolution at a general meeting, if that specified majority is at least two-thirds and not more than three-quarters of the votes cast on the resolution; or

b. if the articles do not contain such a provision, a special resolution passed by at least two-thirds of the votes cast on the resolution.

As the proposed Articles of the Corporation do not contain such a provision requiring a specific majority, future special resolutions will require a maximum two-thirds vote. The BC Act does allow some limited capital alterations to be approved by a simple majority or by the directors if the articles so provide and the Corporation has incorporated some provisions into its proposed Articles that permit approval by a simple majority or by the directors as described under "Future Alterations to Notice of Articles, Articles and Share Structure".

Other fundamental changes pursuant to both Acts, such as an alteration of the special rights and restrictions attached to issued shares or a proposed amalgamation or continuation of a company out of the jurisdiction, require a similar special resolution passed by the holders of shares of each class entitled to vote at a general meeting of the company and the holders of all classes of shares adversely affected by an alteration of special rights and restrictions. The Yukon Act provides similar provisions.

Where an amalgamation contains a provision that would entitle a class or series vote under section 178 of the Yukon Act, then such class or series may vote separately as a class or series. Each share of the company carries the right to vote in respect of the amalgamation whether or not it otherwise carries the right to vote. Under the BC Act, similar rights apply.

Sale of Corporation's Undertaking

Under the BC Act, a company may sell, lease or otherwise dispose of all or substantially all of the undertaking of the company only if it does so in the ordinary course of its business or if it has been authorized to do so by a special resolution passed by the majority of votes that the articles of the company specify is required for the company to pass a special resolution at a general meeting, if that specified majority is at least two-thirds and not more than three-quarters of the votes cast on the resolution or, if the Articles do not contain such a provision, a special resolution passed by at least two-thirds of the votes cast on the resolution. As the proposed Articles do not contain such a provision, a two- thirds majority vote will be required in the event of a sale of the Corporation's undertaking.

Under the Yukon Act, the approval of the shareholders of a company represented at a duly called meeting to which are attached not less than two thirds of the votes entitled to vote upon a sale, lease or exchange or all or substantially all of the property of the company, and, where the class or series is affected by the sale, lease or exchange in a manner different from another class or series, the holders of shares of that class or

series are entitled to vote separately as a class or series. Each share of the company carries the right to vote in respect of the sale, lease or exchange whether or not it otherwise carries the right to vote.

Rights of Dissent and Appraisal

The BC Act provides that shareholders who dissent to certain actions being taken by a company may exercise a right of dissent and require the company to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the company proposes to:

a. a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

b. a resolution to adopt an amalgamation agreement;

c. a resolution to approve an amalgamation into a foreign jurisdiction;

d. a resolution to approve an arrangement, the terms of which arrangement permit dissent;

e. a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

f. a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

g. any other resolution, if dissent is authorized by the resolution; or

h. any court order that permits dissent.

The Yukon Act contains a similar dissent remedy, although the procedure for exercising this remedy and some of the events which trigger a dissent remedy are different than that contained in the BC Act.

Oppression Remedies

Under the BC Act, a shareholder of a company has the right to apply to court on the grounds that:

a. the affairs of the company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant, or

b. some act of the company has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant.

On such an application, the court may make such order as it sees fit including an order to prohibit any act proposed by the company.

The Yukon Act contains rights that are substantially broader in that they are available to a larger class of complainants. Under the Yukon Act, a security holder, former security holder, director, former director, officer, former officer of a company or any of its affiliates (a "Complainant"), or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy may apply to a court for an order to rectify the matters complained of where, in respect of a company or any of its affiliates, any act or omission of the company or its affiliates effects a result, or the business or affairs of the company or its affiliates are or have been exercised in a manner, or the powers of the directors of the Corporation or any of

its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, any security holder, creditor, director or officer.

Shareholder Derivative Actions

Under the BC Act, a member or director of a company may, with judicial leave, bring an action in the name and on behalf of the company to enforce an obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such an obligation.

A broader right to bring a derivative action is contained in the Yukon Act, and this right extends to a Complainant and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the Yukon Act permits derivative actions to be commenced in the name and on behalf of a company or any of its subsidiaries.

Requisition of Meetings

The BC Act provides that one or more members of a company holding not less than 5% of the issued voting shares of a company may give notice to the directors requiring them to call and hold a general meeting. The Yukon Act also provides this right.

Form of Proxy and Information Circular for Reporting Companies

The requirement for reporting issuers to provide a notice of a general meeting, a form of proxy and an information circular containing prescribed information regarding the matter to be dealt with at and conduct of the general meeting is now governed by securities legislation and is not governed by the BC Act. The Yukon Act contains mandatory proxy solicitation requirements for distributing corporations.

Place of Meetings

The BC Act requires all meetings of shareholders to be held in British Columbia, or at a location outside of British Columbia if:

a. the location is provided for in the articles;

b. the articles do not restrict the company from approving a location outside of British Columbia for the holding of the general meeting and the location for the meeting is:

   (i) approved by the resolution required by the articles for that purpose; or

   (ii) if no resolution is required for that purpose by the articles, approved by ordinary resolution; or

c. the location for the meeting is approved in writing by the Registrar of Companies before the meeting is held.

The Yukon Act provides that meetings of shareholders may be held outside the Yukon where the company's articles so provide.

Directors

The BC Act provides that a reporting company must have a minimum of three directors but does not impose any residency requirements on the directors.

The Yukon Act does not have any residency requirements, but does require that at least two of the directors not be officers or employees of the company or its affiliates.

Rights of Dissent to the Continuation

The shareholders are entitled to the dissent rights set out in Section 193 of the Yukon Act and to be paid the fair value of their common shares if such shareholder dissents to the Continuation and the Continuation becomes effective. Neither a vote against the Continuation Resolution, nor an abstention or the execution or exercise of a proxy vote against such resolution will constitute notice of dissent, but a shareholder need not vote against such resolution in order to dissent. A shareholder must dissent with respect to all common shares either held personally by him or on behalf of any one beneficial owner and which are registered in one name. A brief summary of the provisions of Section 193 of the Yukon Act is set out below.

Persons who are beneficial owners of common shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY A REGISTERED SHAREHOLDER IS ENTITLED TO DISSENT. A shareholder who beneficially owns common shares but is not the registered holder thereof, should contact the registered holder for assistance.

In order to dissent, a shareholder must send to the Corporation in the manner set forth below, a written notice of objection (the "Objection Notice") to the Continuation Resolution. On the action approved by the Continuation Resolution becoming effective, the making of an agreement between the Corporation and the dissenting shareholder as to the payment to be made for the dissenting shareholder's shares or the pronouncement of an order by the Court, whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares in an amount agreed to by the Corporation and the shareholder or in the amount of the judgment, as the case may be, which fair value shall be determined as of the close of business on the last business day before the day on which the resolution from which the dissent was adopted. Until any one of such events occurs, the shareholder may withdraw his dissent or the Corporation may rescind the resolution and, in either event, the proceedings shall be discontinued.

If the Continuation is approved, the dissenting shareholder who sent an Objection Notice, or the Corporation, may apply to the Court to fix the fair value of the common shares held by the dissenting shareholder and the Court shall make an order fixing the fair value of such common shares, giving judgment in that amount against the Corporation in favour of the dissenting Shareholders and fixing the time by which the Corporation must pay that amount to the dissenting shareholder. If such an application is made by a dissenting shareholder , the Corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to purchase to pay to the dissenting shareholder, an amount considered by the directors of the Corporation to be the fair value of the subject common shares, together with a statement showing how the fair value of the subject common shares was determined. Every offer to purchase shall be on the same terms. At any time before the Court pronounces an order fixing the fair value of the dissenting shareholder's common shares, a dissenting shareholder may make an agreement with the Corporation for the purchase of his common shares, in the amount of the offer to purchase, or otherwise. The offer to purchase shall be sent to each dissenting shareholder within 10 days of the Corporation being served with a copy of the originating notice.

Any order of the Court may also contain directions in relation to the payment to the shareholder of all or part of the sum offered by the Corporation for the common shares, the deposit of the share certificates representing the common shares, and other matters.

If the Corporation is not permitted to make a payment to a dissenting shareholder due to there being reasonable grounds for believing that the Corporation is or would after the payment be unable to pay its liabilities as they become due, or the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities, then the Corporation shall, within ten days after the pronouncement of an order, or the making of an agreement between the shareholder and the Corporation as to the payment to be made for his common shares, notify each dissenting shareholder that it is unable lawfully to pay such dissenting shareholders for their shares.

Notwithstanding that a judgment has been given in favour of a dissenting shareholder by the Court, if the Corporation is not permitted to make a payment to a dissenting shareholder for the reasons stated in the previous paragraph, the dissenting shareholder by written notice delivered to the Corporation within 30 days after receiving the notice, as set forth in the previous paragraph, may withdraw his notice of objection in which case the Corporation is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder, failing which he retains his status as a claimant against the Corporation to be paid as soon as it is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Corporation but in priority to its shareholders.

In order to be effective, a written Objection Notice must be received by the Corporation's registered and records office at Suite 200, Financial Plaza, 204 Lambert Street, Whitehorse, Yukon Y1A 3T2, or by the Chair of the Meeting, prior to the commencement or recommencement thereof.

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks payment of the fair value of his common shares. Section 193 of the Yukon Act requires strict adherence to the procedures established therein and failure to do so may result in the loss of all dissenters' rights. Accordingly, each Shareholder who might desire to exercise the dissenters' rights should carefully consider and comply with the provisions of the section and consult such shareholders' legal advisor.

The directors of the Corporation may elect not to proceed with the transactions contemplated in the Continuation Resolution if any notices of dissent are received.

(b) Amendment of Stock Option Plan

The Corporation's Stock Option Plan (the "Plan") provides that a total of 1,239,962 shares are reserved for issuance upon exercise of stock options granted under the Plan. The Corporation has options outstanding under its Plan to purchase 1,148,500 shares.

It is proposed that the Plan be amended to increase the number of shares reserved for issuance under the Plan from 1,239,962 to 1,359,463. If the amendment is approved, there will be 1,148,500 options outstanding to purchase shares issued under the Plan and 210,963 shares reserved and available for issue under options to be granted under the Plan. *The increased number of available options* will facilitate the Corporation's search for and retention of senior management and to provide incentive to the Corporation's employees, officers and directors;

Under the amended Plan, the number of shares which may be reserved for issuance will be as follows:

(a) to all optionees under the Stock Option Plan in aggregate shall not exceed 10% of the current issued and outstanding share capital;

(b) to all insiders as a group may not exceed 10% of the issued shares; and

(c) to any one individual may not exceed:

(i) 5% of the issued shares on a yearly basis; and

(ii) 2% of the issued shares on a yearly basis if the optionee is engaged in investor relations activities or is a consultant.

The full text of the amended Plan will be available for review at Meeting.

Accordingly, at the Meeting, shareholders will be asked to pass a resolution in the following form:

> "UPON MOTION IT WAS RESOLVED that the Corporation approve the amendment of the Plan to increase the number of shares reserved for issuance under the Plan from 1,239,962 to 1,359,463".

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Shareholders may contact the Corporation at Suite 515 – 475 Howe Street, Vancouver, British Columbia V6C 2B3 to request copies of the Corporation's financial statements and MD&A.

Financial information is provided in the Corporation's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

DATED this 13th day of October, 2004.

BY ORDER OF THE BOARD

"Willis W. Osborne"
Willis W. Osborne, Chief Executive Officer

"Michael F. Bolton"
Michael F. Bolton, Director

APPENDIX A

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Corporation to regulatory authorities and shareholders, the Corporation's systems of internal controls regarding finance and accounting and the Corporation's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Corporation's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Corporation's financial reporting and internal control system and review the Corporation's financial statements.
- Review and appraise the performance of the Corporation's external auditors.
- Provide an open avenue of communication among the Corporation's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Corporation's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Corporation's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the *annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the* Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.

(b) Review the Corporation's financial statements, MD&A and any annual and interim earnings, press releases before the Corporation publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Corporation.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Corporation, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Corporation's accounting principles, internal controls and the completeness and accuracy of the Corporation's financial statements.

(g) Review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Corporation's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i. the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than five percent of the total amount of revenues paid by the Corporation to its external auditors during the fiscal year in which the non-audit services are provided;

ii. such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and

iii. such services are promptly brought to the attention of the Committee by the Corporation and approved prior to the completion of the audit by the Committee or by one or more

members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Corporation's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Corporation's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

African Metals Corporation

Proxy

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF AFRICAN METALS CORPORATION (the "Company") TO BE HELD AT 10TH FLOOR, 595 HOWE STREET, VANCOUVER, BRITISH COLUMBIA ON TUESDAY, NOVEMBER 23, 2004, AT 2 PM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Willis W. Osborne, a Director of the Company, or failing this person, Michael F. Bolton, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To accept the Report of the Directors and the Financial Statements:	____	____
2.	To determine the number of Directors at five (5):	____	____
		For	Withhold
3.	To elect as Director, **Michael F. Bolton**	____	____
	To elect as Director, **Klaus Eckhof**	____	____
	To elect as Director, **Mahamadou Keita**	____	____
	To elect as Director, **Willis W. Osborne**	____	____
	To elect as Director, **Franklin Russell**	____	____
4.	To appoint **Jones Richards & Company**, Chartered Accountants, as Auditors of the Company:	____	____
		For	Against
5.	To authorize the Directors to fix the auditors' remuneration:	____	____
6.	To approve a special resolution approving the continuation of the Company from the Yukon Territory to the Province of British Columbia:	____	____
7.	To authorize the Directors to approve the increase in the number of common shares issuable under the Company's Stock Option Plan:	____	____
8.	To transact such other business as may properly come before the Meeting:	____	____

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). **Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;**

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

*To be represented at the Meeting, this proxy form must be received at the office of **African Metals Corporation** by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:*

African Metals Corporation
Suite 515 – 475 Howe Street
Vancouver, BC,V6C 2B3
Fax: (604) 684-5854.

African Metals Corporation

(the "Corporation")

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject Corporation may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation, if they so request. If you wish to receive such mailings, please complete and return this form to:

African Metals Corporation
Suite 515 – 475 Howe Street
Vancouver, BC
V6C 2B3

NAME: ______________________________

ADDRESS: ______________________________

____

POSTAL CODE: ________________

I confirm that I am an owner of common shares of the Corporation.

SIGNATURE OF
SHAREHOLDER: ______________________ DATE: ____________

CUSIP: 008287104

I confirm that I am a Beneficial owner of securities of African Metals Corporation ______

I confirm that I am a Registered owner of securities of African Metals Corporation ______

Please return this document along with your proxy in the enclosed envelope.

As the supplemental list will be updated each year, a return card will be required annually in order to remain on the list.